UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

FORM 40-F

☒	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☐	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended	Commission File Number

F3 Uranium Corp.
(Exact name of Registrant as specified in its charter)

British Columbia	1090	98-1826385
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Suite 750 1620 Dickson Ave.,

Kelowna, British Columbia,

V1Y 9Y2, Canada
(778) 484-8030
(Address and telephone number of Registrant’s principal executive offices)

____________________

C T Corporation System

1015 15th Street N.W., Suite 1000

Washington, DC 20005

(202) 572-3133
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, no par value	FUU	Nasdaq Capital Market

Securities registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☐ Annual information form	☐ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☐ Yes ☒ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☐ Yes ☐ No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

EXPLANATORY NOTE

F3 Uranium Corp. (the “Company” or the “Registrant”) is a Canadian issuer eligible to file its registration statement pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system (“MJDS”) of the Exchange Act. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD-LOOKING INFORMATION

This registration statement and the documents incorporated by reference herein contains "forward-looking information" and “forward-looking statements” within the meaning of applicable securities legislation (collectively, “forward-looking information”) with respect to the Company and its subsidiaries.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", “forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur", "be achieved" or “has the potential to”.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements. The Company believes that the expectations reflected in this forward-looking information are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this registration statement should not be unduly relied upon.

This information speaks only as of the date of this registration statement. In particular, this registration statement may contain forward-looking information pertaining to the following: the likelihood of completing and benefits to be derived from corporate transactions; estimated exploration and development expenditures; expectations of market prices and costs; supply and demand for uranium; possible impacts of litigation and regulatory actions on the Company; the ability for the Company to identify suitable joint venture partners; exploration, development and expansion plans and objectives; and receipt of regulatory approvals, permits and licenses under governmental regulatory regimes.

There can be no assurance that such statements will prove to be accurate, as the Company’s actual results and future events could differ materially from those anticipated in this forward-looking information as a result of the factors discussed in the Management’s Discussion and Analysis for the ended June 30, 2025 attached hereto as Exhibit 99.79 to this registration statement under the heading "Risks and uncertainties".

Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being exhaustive. Statements relating to “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral resources described can be profitably produced in the future. The forward-looking information contained in this registration statement is expressly qualified by this cautionary statement. The Company does not undertake any obligation to publicly update or revise any forward-looking information after the date of this registration statement or to conform such information to actual results or to changes in the Company’s expectations except as otherwise required by applicable legislation.

For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under MJDS adopted by the United States Securities and Exchange Commission, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its consolidated financial statements, which are filed with this report on Form 40-F, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and the audit is subject to Canadian auditing and auditor independence standards.

RESOURCE AND RESERVE ESTIMATES

The resource estimates in this Registration Statement and the documents incorporated by reference herein have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. All resource estimates in this Registration Statement and the documents incorporated by reference herein have been prepared in accordance with the guidelines set out in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy Classification System. The terms “mineral resource“, “measured mineral resource“, “indicated mineral resource“ and “inferred mineral resource“ used in this in this Registration Statement and the documents incorporated by reference herein are defined in NI 43-101. The United States Securities and Exchange Commission (the “SEC”) has mineral property disclosure rules in Regulation S-K Subpart 1300 (the “SEC Mineral Property Rules”), however, the Company is not required to provide disclosure on its mineral properties under the SEC Mineral Property Rules because it is a “foreign private issuer” under the Exchange Act and entitled to file reports with the SEC under MJDS.

PRINCIPAL DOCUMENTS

In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby incorporates by reference Exhibits 99.1 through 99.87 inclusive, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed or will file certain consents of certain experts as Exhibits 99.88 through 99.92 as set forth in the Exhibit Index attached hereto.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this registration statement on Form 40-F.

DESCRIPTION OF COMMON SHARES

The Registrant is authorized to issue an unlimited number of common shares without par value (“Common Shares”). The holders of Common Shares are entitled to dividends, subject to the rights of holders of any other class of shares of the Registrant, if, as and when declared by the board of directors. The holders of Common Shares are also entitled to one vote per Common Share at meetings of the shareholders of the Registrant and, subject to the rights of holders of any other class of shares of the Registrant, to share, on a pro rata basis with the other holders of Common Shares, the net assets of the Registrant, upon liquidation, dissolution or winding up of the Registrant. The Common Shares are not subject to call or assessment nor do they carry any pre-emptive or conversion rights. There are no provisions attached to such shares for redemption, purchase for cancellation, surrender or sinking or purchase funds.

As of the date hereof, 625,075,496 Common Shares are issued and outstanding.

As of the date hereof, the Registrant also has 38,309,207 incentive stock options outstanding, 62,655,291 warrants outstanding, and 26,879,289 restricted stock units outstanding (together “Convertible Securities”). See the notes to the Registrant's audited financial statements for the year ended June 30, 2025 for additional information regarding the Company's Convertible Securities.

CURRENCY

Unless otherwise indicated, all dollar amounts in this registration statement on Form 40-F are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on June 30, 2025 based upon the daily exchange rate as quoted by the Bank of Canada was U.S.$1.00 = Cdn$1.3643.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has no off-balance sheet arrangements. (as that term is defined in paragraph 11(ii) of General Instruction B to Form 40-F) that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

CONTRACTUAL OBLIGATIONS

In accordance with General Instruction B.(12) of Form 40-F, the required disclosure is included under the headings “Liquidity Risk” in Management’s Discussion and Analysis for the ended June 30, 2025 attached hereto as Exhibit 99.79 to this registration statement.

NASDAQ CORPORATE GOVERNANCE

The Company is a “foreign private issuer” as defined in Rule 3b-4 under Exchange Act and the Company’s common shares are listed on the NASDAQ Capital Market (the “Nasdaq”) and the TSX Venture Exchange (the “TSXV”). Rule 5615(a)(3) of the listing rules of the Nasdaq (the “Nasdaq Stock Market Rules”) permits foreign private issuers to follow home country practices in lieu of certain provisions of Nasdaq Stock Market Rules. A foreign private issuer that follows home country practices in lieu of certain provisions of Nasdaq Stock Market Rules must disclose ways in which its corporate governance practices differ from those followed by domestic companies either on its website or in the annual report that it distributes to shareholders in the United States.

A description of the way in which the Company’s governance practices differ from those followed by domestic companies pursuant to Nasdaq standards are as follows:

Shareholder Meeting Quorum Requirements: The Registrant does not follow Nasdaq Stock Market Rule 5620(c) which requires that the minimum quorum requirement for a meeting of shareholders be 33 1/3 % of the outstanding common shares. In addition, Nasdaq Stock Market Rule 5620(c) requires that an issuer listed on Nasdaq state its quorum requirement in its by-laws.  In lieu of following Nasdaq Stock Market Rule 5620(c), the Registrant follows the rules of the TSXV.

The foregoing is consistent with applicable laws, customs and practices in Canada.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form 40-F or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Registrant has concurrently filed a Form F-X in connection with the class of securities to which this registration statement relates.

Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

F3 URANIUM Corp.

	By:	/s/ Dev Randhawa
Name: Dev Randhawa
Date: December 12, 2025		Title: Chief Executive Officer

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this registration statement (excluding any technical information relating to (i) the Lazy Edward Bay Property in Northern Saskatchewan, Canada and (ii) the Murphy Lake Property, NE Athabasca Basin, Saskatchewan, Canada):

Exhibit	Description
99.1	NI 43-101 Technical Report for the Patterson Lake Property, Northern Saskatchewan, Canada dated January 25, 2023, effective date November 20, 2023
99.2	News Release dated July 2, 2024
99.3	Notice of Meeting dated June 28, 2024
99.4	F3 Uranium Corp. Amended Management Information Circular dated June 28, 2024
99.5	Form of Proxy of F3 Uranium Corp. for the Special Meeting of Shareholders to be held on August 8, 2024
99.6	Voting Instruction Form of F3 Uranium Corp. for the Special Meeting of Shareholders to be held on August 8, 2024
99.7	News Release dated July 22, 2024
99.8	News Release dated July 30, 2024
99.9	News Release dated August 9, 2024
99.10	News Release dated August 12, 2024
99.11	News Release dated August 13, 2024
99.12	News Release dated August 16, 2024
99.13	Material Change Report dated August 16, 2024
99.14	News Release dated September 10, 2024
99.15	News Release dated October 9, 2024
99.16	News Release dated October 10, 2024
99.17	News Release dated October 10, 2024
99.18	Amended News Release dated October 16, 2024
99.19	Notice of Meeting and Record dated October 18, 2024
99.20	Amended Notice of Meeting and Record dated October 23, 2024
99.21	Notice of Meeting and Record dated October 25, 2024
99.22	Consolidated Financial Statements of F3 Uranium Corp. for the year ended June 30, 2024 (audited)
99.23	Management’s Discussion and Analysis of F3 Uranium Corp. for the year ended June 30, 2024
99.24	Certification of Annual Filings Full Certificate of F3 Uranium Corp. in connection with filing of annual financial statements and annual MD&A by CEO dated October 28, 2024
99.25	Certification of Annual Filings Full Certificate of F3 Uranium Corp. in connection with filing of annual financial statements and annual MD&A by CFO dated October 28, 2024
99.26	News Release dated October 29, 2024

Exhibit	Description
99.27	News Release dated October 31, 2024
99.28	Amended Notice of Meeting and Record dated October 31, 2024
99.29	News Release dated November 11, 2024
99.30	Material Change Report dated November 18, 2024
99.31	Notice of Change of Auditor dated October 24, 2024
99.32	Letter from Successor Auditor dated October 24, 2024
99.33	Letter from Former Auditor dated October 24, 2024
99.34	Condensed Interim Consolidated Financial Statements of F3 Uranium Corp. for the first quarter ended September 30, 2024
99.35	Interim Management’s Discussion and Analysis of F3 Uranium Corp. for the first quarter ended September 30, 2024
99.36	Certification of Interim Filings of F3 Uranium Corp. in connection with filing of interim financial statements and interim MD&A by CEO dated November 29, 2024
99.37	Certification of Interim Filings of F3 Uranium Corp. in connection with filing of interim financial statements and interim MD&A by CFO dated November 29, 2024
99.38	News Release dated December 3, 2024
99.39	Form of Proxy of F3 Uranium Corp. for the Annual General and Special Meeting of Shareholders to be held on January 15, 2025
99.40	Notice of Annual General and Special Meeting of Shareholders of F3 Uranium Corp. to be held on January 15, 2025
99.41	F3 Uranium Corp. Management Information Circular for the Annual General and Special Meeting of Shareholder to be held on January 15, 2025
99.42	Voting Instruction Form of F3 Uranium Corp. for the Annual General and Special Meeting of Shareholders to be held on January 15, 2025
99.43	Notice of Availability of Proxy Materials for F3 Uranium Corp.’s Annual General and Special Meeting
99.44	News Release dated December 18, 2024
99.45	News Release dated January 6, 2025
99.46	News Release dated January 16, 2025
99.47	News Release dated February 3, 2025
99.48	News Release dated February 11, 2025
99.49	News Release dated February 12, 2025
99.50	Condensed Interim Consolidated Financial Statements of F3 Uranium Corp. for the second quarter ended December 31, 2024
99.51	Interim Management’s Discussion and Analysis of F3 Uranium Corp. for the second quarter ended December 31, 2024
99.52	Certification of Interim Filings of F3 Uranium Corp. in connection with filing of interim financial statements and interim MD&A by CEO dated March 3, 2025
99.53	Certification of Interim Filings of F3 Uranium Corp. in connection with filing of interim financial statements and interim MD&A by CFO dated March 3, 2025
99.54	News Release dated March 18, 2025

Exhibit	Description
99.55	News Release dated April 3, 2025
99.56	News Release dated April 15, 2025
99.57	News Release dated April 16, 2025
99.58	Material Change Report dated April 25, 2025
99.59	News Release dated May 7, 2025
99.60	Condensed Interim Consolidated Financial Statements of F3 Uranium Corp. for the nine months ended March 31, 2025 (unaudited – prepared by management)
99.61	Interim Management’s Discussion and Analysis of F3 Uranium Corp. for the nine months ended March 31, 2025
99.62	Certification of Interim Filings of F3 Uranium Corp. in connection with filing of interim financial statements and interim MD&A by CEO dated May 30, 2025
99.63	Certification of Interim Filings of F3 Uranium Corp. in connection with filing of interim financial statements and interim MD&A by CFO dated May 30, 2025
99.64	News Release dated June 24, 2025
99.65	News Release dated June 30, 2025
99.66	News Release dated July 7, 2025
99.67	News Release dated July 11, 2025
99.68	News Release dated July 16, 2025
99.69	News Release dated July 21, 2025
99.70	News Release dated August 5, 2025
99.71	News Release dated September 2, 2025
99.72	News Release dated September 10, 2025
99.73	Amended News Release dated September 11, 2025
99.74	News Release dated October 3, 2025
99.75	News Release dated October 3, 2025
99.76	News Release dated October 8, 2025
99.77	Material Change Report dated October 8, 2025
99.78	Consolidated Financial Statements of F3 Uranium Corp. for the years ended June 30, 2025 and 2024
99.79	Management’s Discussion and Analysis of F3 Uranium Corp. for the years ended June 30, 2025
99.80	Certification of Annual Filings Full Certificate of F3 Uranium Corp. in connection with filing of annual financial statements and annual MD&A by CFO dated October 28, 2025
99.81	Certification of Annual Filings Full Certificate of F3 Uranium Corp. in connection with filing of annual financial statements and annual MD&A by CEO dated October 28, 2025
99.82	News Release dated November 10, 2025
99.83	News Release dated November 26, 2025
99.84	Condensed Interim Consolidated Financial Statements of F3 Uranium Corp. for the three-month period ended September 30, 2025 (unaudited – prepared by management)
99.85	Management’s Discussion and Analysis of F3 Uranium Corp. for the three-month period ended September 30, 2025

Exhibit	Description
99.86	Certification of Interim Filings of F3 Uranium Corp. in connection with filing of interim financial statements and interim MD&A by CEO dated December 1, 2025
99.87	Certification of Interim Filings of F3 Uranium Corp. in connection with filing of interim financial statements and interim MD&A by CFO dated December 1, 2025

99.88	Consent of Qualified Person (SLR International Corporation)
99.89	Consent of Qualified Person (Mark B. Mathisen, C.P.G)
99.90	Consent of Qualified Person (Raymond Ashley, P. Geo)
99.91	Consent of Charlton & Company
99.92	Consent of Davidson & Company LLP